NOTICE OF REDEMPTION

Dear Catalyst Shareholder:

     Notice is hereby given that on October 6, 2006 (the “Redemption Date”) Catalyst Paper Corporation (“Catalyst”) redeemed all of the rights (the “Rights”) issued pursuant to the shareholder rights plan agreement dated August 14, 2006 between Catalyst and CIBC Mellon Trust Company. Catalyst will pay to or to the order of the registered holders of Rights $0.00001 per Right (the “Redemption Price”), the entitlement of any holder being rounded up to the nearest whole cent.

     Effective the Redemption Date each Right is null and void and holders’ rights are limited to receiving, without interest, the Redemption Price for their Rights, net of any withholding tax, upon delivery of the Payment Form referred to below.

     Holders who wish to receive the Redemption Price for their Rights must complete the attached Payment Form and mail it to CIBC Mellon Trust Company at the address provided on the Payment Form. Upon receipt of the completed Payment Form CIBC Mellon Trust Company will mail to the holder a cheque representing the total Redemption Price, net of any withholding tax.

Sincerely,

Valerie Seager
Corporate Secretary